Statement of Cash Flows

JL Chandler Enterprises LLC.
1/1/2020-12/31/2020

Financial Statements in U.S. Dollars

Operating Activities

Net Income		282053
Net Income		282053

Financing Activities

Peoplfund Loan	(43076)
SBA Loan	(38437)
Chase Credit Card	(20659)
BofA Credit Card	(11221)
Owner Capital	4269
Net Cash Provided by financing	(109124)
Cash and Cash Equivalents at beg. Of period	6823
Net Cash flows	172929
Cash and Cash Equivalents at end of period	179752
Net Change in cash for period	172929